SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Interim Consolidated Financial Statements

(Unaudited)

For the Nine Months Ended September 30, 2015 and 2014

- - - - - - - - - -

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The interim consolidated financial statements of SciVac Therapeutics Inc (formerly Levon Resources Ltd.) are the responsibility of the Company’s management. These interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and in compliance with International Accounting Standard 34, Interim Financial Reporting, and reflect management’s best estimated and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The interim consolidated financial statements have not been audited.

Dr. Curtis Lockshin, CEO and Director	James J. Martin, CFO

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Interim Consolidated Statements of Financial Position (unaudited)

(Expressed in U.S. dollars in thousands)

	Notes	As of September 30, 2015	As of December 31, 2014

CURRENT ASSETS

Cash and cash equivalents		$16,012	$393
Trade accounts receivable		148	322
Inventory	4	1,509	1,831
Other current assets		741	480
Total current assets		18,410	3,026

NON-CURRENT ASSETS

Long-term deposits		96	96
Property and equipment	5	1,712	1,725
Intangible assets	6	13,772	454

TOTAL ASSETS		$33,990	$5,301

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Trade accounts payable		$487	$445
Deferred revenues	8	1,583	1,704
Other current liabilities	7	793	930
Total current liabilities		2,863	3,079

NON-CURRENT LIABILITIES

Liabilities for severance pay, net		32	30
Related parties	8	-	9,779
Deferred revenues	8	1,678	1,826
TOTAL LIABILITIES		4,573	14,714

EQUITY

Share capital	9	45,294	529
Contributed surplus	10	50,563	46,586
Other comprehensive income		(982)	(948)
Accumulated deficit		(65,458)	(55,580)
Total equity		29,417	(9,413)

TOTAL LIABILITIES AND EQUITY		$33,990	$5,301

See accompanying notes

These interim consolidated financial statements were approved on November 12, 2015 by:

Dr. Curtis Lockshin, CEO and Director	Adam Logal, Director

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)

(Expressed in U.S. dollars in thousands, except share and per share information)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
Revenues	$965	$1,732	$104	$383
Cost of revenues	2,604	2,789	876	777
Gross loss	(1,639)	(1,057)	(772)	(394)

General, administrative and selling	2,341	1,989	494	649
Research and development	348	532	122	272
Share-based payment (note 9b)	2,127	-	2,127	-
Operating loss	(6,455)	(3,578)	(3,515)	(1,315)

Financial expenses	2,201	1,307	2,017	1,145
Listing expense (note 3)	1,353	-	1,353	-

Loss before tax	(10,009)	(4,885)	(6,885)	(2,460)

Income tax benefit	131	234	-	133
Net loss for the period	$(9,878)	$(4,651)	$(6,885)	$(2,327)

OTHER COMPREHENSIVE INCOME

Items that will not be reclassified subsequently to profit or loss:

Exchange differences resulting from translating the consolidated financial statements to the presentation currency	(34)	757	150	876

Total other comprehensive loss for the period	(34)	757	150	876

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(9,912)	$(3,894)	$(6,735)	$(1,451)

Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.01)	$(0.01)

Weighted average number of shares outstanding	420,719,699	254,646,009	551,138,178	264,287,915

See accompanying notes

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(Expressed in U.S. dollars in thousands, except share and per share information)

	Number of common shares	Share capital	Contributed surplus	OCI reserves	Accumulated deficit	Total Equity
BALANCE AS OF DECEMBER 31, 2014	272,432,367	$529	$46,586	$(948)	$(55,580)	$(9,413)

Issuance of shares for intangible assets (note 9a)	147,403,020	13,814	-	-	-	13,814
Share-based payments to advisors (note 9b)	22,698,310	2,127	-	-	-	2,217
Loans assigned by related party (note 8)	74,980,319	7,027	3,584	-	-	10,611
Issuance of shares on reverse takeover (note 9c)	239,085,423	21,797	-	-	-	21,797
Capital contribution in respect of related party loans, net of taxes	-	-	393	-	-	393
Loss for the period	-	-	-	-	(9,878)	(9,878)
Other comprehensive loss for the period	-	-	-	(34)	-	(34)
BALANCE AS OF SEPTEMBER 30, 2015	756,599,439	45,294	50,563	(982)	(65,458)	29,417

BALANCE AS OF DECEMBER 31, 2013	243,916,902	-	21,256	(1,969)	(49,908)	(30,621)

Conversion of capital notes to equity	-	-	23,972	-	-	23,972
Capital contribution in respect of related party loans, net of taxes	-	-	702	-	-	702
Issuance of shares	28,515,465	529	-	-	-	529
Loss for the period	-	-	-	-	(4,651)	(4,651)
Other comprehensive income for the period	-	-	-	757	-	757
BALANCE AS OF SEPTEMBER 30, 2014	272,432,367	$529	$45,930	$(1,212)	$(54,559)	$(9,312)

See accompanying notes

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. dollars in thousands)

	Nine months ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period	$(9,878)	$(4,651)

Income and expenses items not involving cash flows
Depreciation and amortization	677	284
Deemed interest on related party loans	469	360
Increase (decrease) in accrued severance pay, net	3	-
Share-based payments	2,127	-
Listing expense	1,195	-
	4,471	643

Change in non-cash working capital, net (Note 9)	170	1,254

Net cash used in operating activities	(5,237)	(2,754)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(359)	(820)
Increase in restricted deposits and short-term deposits, net	22	-

Net cash used in investing activities	(337)	(820)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash acquired on acquisition of Levon Resources Ltd.	20,602	-
Loans received from a related party	2,025	3,643
Loans repaid to related party	(1,475)	-
Line of credit	-	(34)

Net cash provided by financing activities	21,152	3,609

Increase (decrease) in cash and cash equivalents	15,578	35

Cash and cash equivalents at the beginning of the period	$393	$2

Change in cash accounts held in foreign currency	$41	$20

Cash and cash equivalents at the end of the period	$16,012	$57

See accompanying notes

Cash flow information – Note 11

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

Note 1 – Nature of operations

SciVac Therapeutics Inc. (formerly Levon Resources Ltd.) (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. Immediately before the Arrangement Agreement discussed below, the Company was in the business of the exploration for and development of exploration and evaluation properties in Mexico. SciVac Ltd. (“SciVac”), a wholly owned subsidiary of the Company in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, BC V7X 1L3. The Company’s principal office is located at Gad FeinStein Road, POB 580 Rehovot, Israel 7610303.

On July 9, 2015, an Arrangement Agreement was completed whereby Levon Resources Ltd. acquired 100% of the issued and outstanding securities of SciVac and assumed certain related party loans in exchange for 517,514,016 Common Shares (the “Transaction”) (refer to note 3). SciVac became a wholly owned subsidiary of Levon Resources Ltd.

At the closing of the Transaction on July 9, 2015 (the “Effective Time”), all holders of common shares of Levon Resources Ltd. immediately prior to the Effective Time of the Transaction received, in addition to one Common Share, 0.5 of a common share of 1027949 BC Ltd. (“Spinco”) in exchange for each common share of Levon Resources Ltd. held by them. Other than approximately CAD $27 million in cash retained by the Company, all other assets and liabilities of Levon Resources Ltd. were transferred or assumed by Spinco.

Pursuant to the closing of the Transaction, Levon Resources Ltd. has accounted for the transaction similar to a reverse takeover and these consolidated financial statements represent the continuation of SciVac, the legal subsidiary (note 3). Levon Resources Ltd. changed its name to SciVac Therapeutics Inc. As a result of the Transaction, the Company will operate the business of SciVac.

Note 2 – Significant accounting policies

a) Basis of presentation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with SciVac’s most recent annual audited consolidated financial statements, for the year ended December 31, 2014.

We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in SciVac’s audited consolidated financial statements for the year ended December 31, 2014. Note 2e reflects the Company’s new accounting policy, which was not disclosed in the December 31, 2014 audited consolidated financial statements

b) Basis of measurement

These interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities that are measured at fair value. The currency of the primary economic environment in which the Company’s operations are conducted is the Israeli New Shekel (“NIS”) which is determined to be its functional currency. The Company’s results and financial position are translated into its presentation currency, the U.S. dollar.

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

c) Basis of consolidation

As a result of the reverse takeover described in note 3, these consolidated financial statements include the accounts of SciVac (the legal subsidiary), as the accounting acquirer, at historical carrying amounts and the accounts of the Company (the legal parent), as the accounting subsidiary, from the date of acquisition, July 9, 2015, at fair values. Comparative amounts presented for the year ended December 31, 2014 are those of SciVac. The consolidated financial statements include SciVac USA LLC, incorporated in the United States, a wholly-owned subsidiary.

d) Change of year-end

Due to the reverse takeover which occurred during the year (note 3), the Company has changed its year-end to December 31, in order to align the year-end with that of the accounting acquirer, SciVac.

e) Share-based payment arrangements

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the services.

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

Note 2 – Significant accounting policies (continued)

f) New standards, interpretations and amendments

New and revised IFRSs in issue but not yet effective:

● IFRS 9 Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on its consolidated financial statements.

● IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

IFRS 15 is to be applied on annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company has yet to determine if the implementation of IFRS 15 will result in a significant impact on its consolidated financial statements.

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

Note 3 – Reverse Takeover Transaction

On July 9, 2015, Levon Resources Ltd. (“Levon”) acquired 100% of the 201,747 issued and outstanding ordinary shares of SciVac and related party loans in exchange for 517,514,016 common shares issued by Levon.

The resulting post-reverse takeover issued and outstanding common shares amounted to 756,599,439:

(i) Levon shareholders held 239,085,423 common shares and;

(ii) SciVac shareholders held 517,514,016 common shares.

As a result of this share issuance, the shareholders of SciVac prior to the Transaction obtained 68.4% of the post-consolidation common shares of Levon and, consequently, control of Levon.

Accordingly, Levon has accounted for the Acquisition similar to a reverse takeover and for accounting purposes, SciVac, the legal subsidiary, has been treated as the accounting parent company, and Levon, the legal parent, has been treated as the accounting subsidiary in these consolidated financial statements. As SciVac was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these consolidated financial statements at their historical carrying values. Levon’s results of operations have been included from July 9, 2015, the date of the completion of the Acquisition.

These consolidated financial statements have been prepared on the basis that the Acquisition constituted the issuance of shares by SciVac as consideration for Levon’s net assets. Since Levon did not meet the definition of a business under IFRS 3, Business Combinations, the Acquisition was recorded by SciVac as a net asset acquisition and a listing expense, which reflects the difference between the fair value of the SciVac common shares attributable to Levon’s shareholders.

The fair value of the 201,747 issued and outstanding ordinary shares of SciVac prior to the Acquisition was estimated to be $48,500 based on an independent fair value assessment.

For the purposes of accounting for the reverse takeover, the percentage of ownership of the pre-Acquisition shareholders of Levon in the combined entity upon the completion of the Acquisition was determined to be 31.6% (which represents 239,085,423 common shares out of total 756,599,439 common shares of Levon outstanding upon closing of the Acquisition).

All figures as to the numbers of common shares, as well as loss per share in these interim consolidated financial statements are have been retroactively restated to reflect the legal capital of Levon at an exchange ratio of 1 SciVac ordinary share to 2,193.50 common shares of Levon.

As a result, the fair value of the consideration received by pre-Acquisition shareholders of Levon amounts to $21,797, net of share issuance costs.

The excess of the fair value of the consideration received by the pre-Acquisition shareholders of Levon over the fair value of the identifiable net assets of Levon on the closing date of the Acquisition was calculated as follows:

Consideration - common shares	$21,797
Identifiable net assets of Levon acquired by
SciVac:
Cash	$20,602
Reverse takeover listing expense	$1,195
Additional listing expense	$158
Total listing expense	$1,353

The consideration and allocation reflects the best estimates and assumptions of the management of the Company after taking into account all available information.

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

Note 4 – Inventory

	As of September 30, 2015	As of December 31, 2014
Finished goods	1	62
Work-in-process	482	632
Raw materials	1,026	1,137
	1,509	1,831

Note 5 – Property and equipment

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
As of September 30, 2015
Cost:
Balance as of 1/1/15	41	752	70	1,751	2,614
Additions	5	216	70	68	359
Balance as of 30/9/15	46	968	140	1,819	2,973

Accumulated depreciation:
Balance as of 1/1/15	(7)	(148)	(29)	(585)	(769)
Depreciation current period	(3)	(87)	(22)	(201)	(313)
Balance as of 30/9/15	(10)	(235)	(51)	(786)	(1,082)

Net balance as of 30/9/15	36	733	89	1,033	1,891
Currency translation adjustments					(179)
Net balance after translation adjustments					1,712

As of December 31, 2014
Cost:
Balance as of 1/1/14	33	229	39	1,395	1,696
Additions	8	523	31	356	918
Balance as of 31/12/14	41	752	70	1,751	2,614

Accumulated depreciation:
Balance as of 1/1/14	(4)	(87)	(12)	(337)	(440)
Depreciation for the year	(3)	(61)	(18)	(248)	(330)
Balance as of 31/12/14	(7)	(148)	(30)	(585)	(770)

Net balance as of 31/12/14	34	604	40	1,166	1,844
Currency translation adjustments					(119)
Net balance after translation adjustments					1,725

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SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Interim Consolidated Financial Statements (unaudited)

For the Nine months ended September 30, 2015 with 2014 comparatives

(Expressed in U.S. dollars in thousands)

Note 6 – Intangible assets

	As of September 30, 2015	As of December 31, 2014
Cost:
License – CLS (note 9b)	13,814	-
License	578	578
Intellectual property	91	91
	14,483	669
Currency translation adjustments	(459)	(11)
Accumulated amortization	(252)	(204)
Net book value	13,772	454

Note 7 – Other current liabilities

	As of September 30, 2015	As of December 31, 2014

Accrued expenses	391	354
Employees and payroll accruals	317	312
Government authorities	85	264
	793	930

Note 8 – Related parties

a) Balances with related parties

	As of September 30, 2015	As of December 31, 2014
Loans	-	9,265
Capital Note	-	514
Short- term deferred revenue	1,583	1,704
Long- term deferred revenue	1,678	1,826
	3,261	13,309

b) Related party details

i.	During the nine months ended September 30, 2015, SciVac received loans from its shareholders and their affiliates in the amount of approximately $2,025. These loans either bear no interest or bear interest at the rate of 4.5% per annum. The loans are repayable within one year from date of receipt but are automatically extended for an additional year unless otherwise agreed between the parties. The Company calculated the fair value of these loans in the amount of $1,501. The differences between the principal amount of the loan and their fair value in the amount of $524 to be expensed over the term of the loan, were recorded as an increase in equity, net of income taxes.

Note 8 – Related parties (continued)

ii.	On July 9, 2015, the transaction as contemplated under the Arrangement Agreement was consummated. As part of this transaction, except for the following loans remitted by OPKO, all loans plus the accrued interest thereon were assigned to Levon. The fair value of the loans assigned to Levon in the amount of $10,611 was accounted as being eliminated through the issuance of 74,980,319 common shares with a fair value of $7,027. The remaining difference of $3,584 was accounted as a credit to contributed surplus. In addition, the outstanding capital notes were assigned to Levon (see note 3). The following loans were not assigned: $400, $450, $425 and $200 remitted on March 24, 2015, April 30, 2015, May 21, 2015 and June 29, 2015, respectively. These loans were repaid in September 2015. The fair value of repaid loans was $1,127. The loss from the early repayment of $361 was recorded as an expense.

iii.	On January 1, 2014 the capital notes held by FDS and OPKO Health in the total amount of $2,414 and NIS 119,958 thousands (carrying amount of $23,972) were converted into additional paid-in capital. On June 19, 2014, SciVac entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC (“Contrarian”) and Greenstone Capital, LLC (“Greenstone”), pursuant to which each of Contrarian and Greenstone purchased 6,500 ordinary shares of SciVac and received a capital note in the amount of $500 each bearing no interest. The repayment date has not yet been determined but it will not be prior to five years from the date of the capital note of the consideration received $471 was allocated to capital notes using an effective rate of approximately 15%. The balance of $529 was credited to equity. These capital notes were assigned to the Company as part of the Transaction in exchange for common shares of the Company.

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Note 9 – Share capital

Authorized

Unlimited number of common shares without par value.

Issued

a.	On April 20, 2015, Scivac entered into a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which, CLS has granted to SciVac, effective as of the completion of the Arrangement on July 9, 2015, an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications (collectively, the “Licensed Technology”). Pursuant to the CLS License Agreement, SciVac agreed to issue to CLS 147,403,020 common shares of Levon. The fair value of the intangible asset was recognized as $13,814.

b.	On July 8, 2015, the Company issued 10,348 ordinary shares of SciVac to various advisors for services provided to the Company’s shareholders in connection with the Arrangement Agreement. The fair value of the expense was recognized as $2,127.

c.	Prior to the completion of the reverse takeover transaction, Levon had a share capital balance of 239,085,423. On July 9, 2015, Levon issued 517,514,016 in exchange for SciVac’s outstanding share capital balance (see note 3).

Note 10 –Contributed surplus

In connection with the Transaction (note 3), the Company has adjusted the balances for share capital and contributed surplus to reflect the fact that Levon, the legal parent company, has issued common shares with no par value whereas SciVac, the acquirer for accounting purposes, had ordinary shares with a par value of $0.01 with additional share value being allocated to contributed surplus. For the nine months ended September 30, 2015 a total of $44,765 and for the nine months ended September 30, 2014 a total of $529 was reclassified from contributed surplus to share capital.

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Note 11 – Cash flow information

Change in non-cash working capital

	Nine Months ended September 30,
	2015	2014
Decrease (Increase) in trade account receivable	593	(63)
Decrease (increase) in inventory	310	(12)
Decrease in other current assets	(289)	(548)
Decrease in other long-term assets	-	13
Increase in related parties	307	1,332
Decrease in trade account payable	(284)	(235)
Increase (decrease) in other current liabilities	(134)	711
Increase in other long-term financial liabilities	-	57
Decrease in deferred revenues	(332)	-
	170	1,254

Non-cash transactions

a.	Capital contribution in respect of related party loans (net of income taxes) in the amount of $393 and $702 for the nine months ended September 30, 2015 and 2014, respectively.

b.	The Company purchased an Intangible Asset (CLS Licence) in exchange for an issuance of shares in the amount of $ 13,814 (see note 9a).

c.	Assignment of notes issued by SciVac to the Company in an amount of $10,611. These notes were derecognized from the consolidated financial statements (see note 8).

Note 12 – Contingencies

From time to time, the Company may be involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if considered likely to result in a loss and, when the amount of the loss is quantifiable, provisions for loss are made, based on management’s assessment of the most likely outcome. The Company does not provide for claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”). The Motion and underlying claim was filed in response to a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health. The Company must file a response by December 8, 2015. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing has been scheduled for March 10, 2016.

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Note 13 – Subsequent events

On October 26, 2015, the Company announced that it has entered into an agreement and plan of merger (the “Agreement”) to acquire VBI Vaccines Inc. (“VBI”) to form a commercial-stage company with a licensed hepatitis B vaccine and a pipeline of preventative and therapeutic vaccine candidates. Pursuant to the Agreement, a newly-formed wholly owned subsidiary of the Company will merge with VBI (the “Merger”), with VBI surviving the Merger as a wholly owned subsidiary of the Company, and the Company will change its name to VBI Vaccines Inc. At the closing of the Merger, each share of VBI common stock will be converted into the right to receive 20.808356 common shares of the Company (the “Exchange Ratio”). In aggregate, VBI stockholders will receive approximately 541,573,712 common shares of the Company, representing approximately 42% of the issued and outstanding shares and voting power of the combined company after giving effect to the Merger. Holders of options and warrants to purchase VBI common stock will receive options and warrants to purchase common shares of the Company in exchange for their VBI options and warrants, as adjusted based on the Exchange Ratio but otherwise on the same terms and conditions as in the original VBI options and warrants. In total, upon consummation of the Merger, holders of VBI’s securities will receive shares, options and warrants of the Company representing approximately 46% of the fully diluted outstanding shares of the combined company. OPKO Health, Inc. (NYSE: OPK) will be the largest shareholder of the combined company, with approximately 14% of the issued and outstanding shares of the combined company. The percentage ownerships described above are before giving effect to any concurrent financing transaction and issuance of equity incentive awards under a new equity incentive plan to be adopted at the closing of the Merger. The boards of directors of both companies have unanimously approved the Agreement, the Merger and the transactions contemplated by the Agreement. The transactions are subject to customary closing conditions, including the approval of the shareholders of the Company and VBI.

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